================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the period ended August 31, 1999

                    TRUMP MARINA HOTEL & CASINO SAVINGS PLAN
                            (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)


                                 1000 Boardwalk
                        Atlantic City, New Jersey  08401
                    (Address of principal executive office)


================================================================================

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999 AND DECEMBER 31, 1998
TOGETHER WITH AUDITORS' REPORT

INDEX





                                                                                                                Page
                                                                                                             ----------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                           1

FINANCIAL STATEMENTS:
 Statements of Net Assets Applicable to Participants' Equity as of August 31, 1999 and December 31,
  1998                                                                                                             2
 Statement of Changes in Net Assets Applicable to Participants' Equity for the Period Ended August                 3
  31, 1999

NOTES TO FINANCIAL STATEMENTS                                                                                  4 - 9

SUPPLEMENTAL SCHEDULE:
 I -- Item 27d - Schedule of Reportable Transactions for the Period Ended August 31, 1999                         10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the
Trump Marina Hotel & Casino Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Marina Hotel & Casino Savings Plan (the "Plan") as of August 31, 1999 and December 31, 1998, and the related statement of changes in net assets applicable to participants' equity for the period from January 1, 1999 through August 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of August 31, 1999 and December 31, 1998, and the changes in its net assets applicable to participants' equity for the period from January 1, 1999 through August 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP


Roseland, New Jersey
December 24, 1999

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
As of August 31, 1999 and December 31, 1998



                                                                                August 31, 1999     December 31, 1998
                                                                              ------------------- ---------------------

ASSETS:
Investments at market value (Notes 1 and 3)-
   Merrill Lynch Pacific Fund                                                     $      -               $ 2,001,968
   Pimco Total Return Fund                                                               -                         -
   Merrill Lynch Federal Securities Fund                                                 -                 2,770,559
   Merrill Lynch Capital Fund                                                            -                 6,850,539
   Merrill Lynch Basic Value Fund                                                        -                11,317,212
   Merrill Lynch Growth Fund                                                             -                 3,505,244
   Merrill Lynch Global Allocation Fund                                                  -                 1,444,312
   Templeton Foreign Fund                                                                -                   246,683
   MFS Emerging Growth Fund                                                              -                 1,013,754
   Davis New York Venture Fund                                                           -                 2,596,191
   Delaware Trend Fund                                                                   -                   160,417
   Merrill Lynch Equity Index Trust Fund                                                 -                         -
   Federated High Income Bond Fund                                                       -                         -
   MFS Utilities Fund                                                                    -                         -
   Massachusetts Investors Growth Fund                                                   -                         -
   Massachusetts Investors Trust Fund                                                    -                         -
   Merrill Lynch Healthcare Fund                                                         -                         -
   Alliance Premier Growth Fund                                                          -                         -
   Seligman Communications Fund                                                          -                         -
   Davis Series Financial Fund                                                           -                         -
   GAM International Fund                                                                -                         -
   Pioneer Growth Shares Fund                                                            -                         -
   Merrill Lynch Eurofund Fund                                                           -                         -
   Trump Hotels & Casino Resorts, Inc. Common Stock                                      -                   566,473
   Merrill Lynch Retirement Preservation Trust Fund                                      -                   313,708
   Merrill Lynch Ready Assets Trust Fund                                                 -                 4,624,245
 Participants' Loans Receivable                                                          -                 4,543,880
 Other                                                                                   -                     6,453
 Contributions Receivable from Participants                                              -                   183,696
                                                                                  --------               --------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                                     $      -               $42,145,334
                                                                                  ========               ==============


The accompanying notes to financial statements are an integral part of these statements.

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY FOR THE PERIOD ENDED AUGUST 31, 1999

                                                                                       Merrill
                                                                                        Lynch
                                                        Merrill          Pimco         Federal          Merrill
                                                         Lynch       Total Return     Securities         Lynch
                                                      Pacific Fund       Fund            Fund        Capital Fund
                                                      ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of period                               $  2,001,968    $         --    $  2,770,559    $  6,850,539
                                                      ------------    ------------    ------------    ------------

    Contributions-
       Participants                                        136,364             250         191,297         322,166
       Plan Sponsor (net of forfeitures)                    31,151              59          48,372          72,831
       Participant Rollovers                                    --              --              --              --
                                                      ------------    ------------    ------------    ------------
                 Total contributions                       167,515             309         239,669         394,997

    Dividend income                                             --              25         105,001         281,656
    Interest income                                         16,560              --          19,259          38,861
    Realized/unrealized appreciation (depreciation)
       of investments                                      658,672             (38)       (122,923)        (61,666)

    Distributions to participants                         (111,775)             --        (223,190)       (261,441)
    Loans issued to participants                          (103,136)             --        (111,329)       (237,059)
    Loan principal repayments                               77,760              --         139,143         171,727
    Transfers from (to) related plans                       (9,524)             --            (580)          8,326
    Interfund transfers (net)                                4,455             967        (259,998)       (621,563)
    Administrative expenses                                     --              --              35              35
    Merger into Trump Taj Mahal Hotel & Casino
       Savings Plan                                     (2,702,495)         (1,263)     (2,555,646)     (6,564,412)
                                                      ------------    ------------    ------------    ------------
                 Decrease in net assets                 (2,001,968)             --      (2,770,559)     (6,850,539)
                                                      ------------    ------------    ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end
    of period                                         $         --    $         --    $         --    $         --
                                                      ============    ============    ============    ============

                                                        Merrill                         Merrill
                                                         Lynch                           Lynch
                                                         Basic          Merrill          Global
                                                         Value           Lynch         Allocation       Templeton
                                                         Fund         Growth Fund         Fund        Foreign Fund
                                                      ------------    ------------    ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of period                               $ 11,317,212    $  3,505,244    $  1,444,312    $    246,683
                                                      ------------    ------------    ------------    ------------

    Contributions-
       Participants                                        511,908         311,495         104,598          38,516
       Plan Sponsor (net of forfeitures)                   113,547          71,232          24,868           9,649
       Participant Rollovers                                    --              --              --              --
                                                      ------------    ------------    ------------    ------------
                 Total contributions                       625,455         382,727         129,466          48,165


    Dividend income                                        787,698              --          40,554              --
    Interest income                                         63,151          24,185          10,776           2,542
    Realized/unrealized appreciation (depreciation)
       of investments                                      467,871          84,535         236,958          61,307

    Distributions to participants                         (499,363)       (124,386)        (98,436)         (6,362)
    Loans issued to participants                          (370,819)       (118,682)        (75,864)        (19,247)
    Loan principal repayments                              278,467         115,880          51,937          15,009
    Transfers from (to) related plans                       16,322          64,773         (19,854)          4,853
    Interfund transfers (net)                           (1,102,443)       (949,934)       (300,162)        (33,385)
    Administrative expenses                                    245             714              35              --
    Merger into Trump Taj Mahal Hotel & Casino
       Savings Plan                                    (11,583,796)     (2,985,056)     (1,419,722)       (319,565)
                                                      ------------    ------------    ------------    ------------
                 Decrease in net assets                (11,317,212)     (3,505,244)     (1,444,312)       (246,683)
                                                      ------------    ------------    ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end
    of period                                         $         --    $         --    $         --    $         --
                                                      ============    ============    ============    ============

                                                                                                         Merrill
                                                                                                          Lynch        Federated
                                                       MFS Emerging   Davis New York   Delaware Trend  Equity Index    High Income
                                                       Growth Fund     Venture Fund         Fund       Trust Fund       Bond Fund
                                                      ------------    ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of period                               $  1,013,754    $  2,596,191    $    160,417    $         --    $         --
                                                      ------------    ------------    ------------    ------------    ------------
    Contributions-
       Participants                                        135,175         297,783          27,624          24,241              24
       Plan Sponsor (net of forfeitures)                    31,777          63,397           6,000           3,687              --
       Participant Rollovers                                    --              --              --           2,485              --
                                                      ------------    ------------    ------------    ------------    ------------
                 Total contributions                       166,952         361,180          33,624          30,413              24

    Dividend income                                             --              --          16,663              --              18
    Interest income                                          9,188          19,280           1,551             994              --
    Realized/unrealized appreciation (depreciation)
       of investments                                       88,571         233,642          16,804          (1,570)            (48)

    Distributions to participants                         (125,745)        (89,726)         (6,523)             --              --
    Loans issued to participants                           (59,030)       (122,031)         (5,867)        (22,709)             --
    Loan principal repayments                               46,267         113,802           8,365           7,862              24
    Transfers from (to) related plans                       (4,750)         31,884             547              --              --
    Interfund transfers (net)                              198,444         371,714           1,635         335,904           1,579
    Administrative expenses                                    584           1,123              55              --              --
    Merger into Trump Taj Mahal Hotel & Casino
       Savings Plan                                     (1,334,235)     (3,517,059)       (227,271)       (350,894)         (1,597)
                                                      ------------    ------------    ------------    ------------    ------------
                 Decrease in net assets                 (1,013,754)     (2,596,191)       (160,417)             --              --
                                                      ------------    ------------    ------------    ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end
    of period                                         $         --    $         --    $         --    $         --    $         --
                                                      ============    ============    ============    ============    ============


The accompanying notes to financial statements are an integral part of this statement.

                                                                                      Massachusetts
                                                           MFS        Massachusetts     Investors        Merrill
                                                        Utilities    Investors Growth    Trust            Lynch
                                                          Fund             Fund           Fund       Healthcare Fund
                                                      ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of period                               $         --    $         --    $         --    $         --
                                                      ------------    ------------    ------------    ------------

    Contributions-
       Participants                                          2,961           8,050           3,778           4,655
       Plan Sponsor (net of forfeitures)                       597           1,809             586             959
       Participant Rollovers                                    --              --              --              --
                                                      ------------    ------------    ------------    ------------
                 Total contributions                         3,558           9,859           4,364           5,614

    Dividend income                                            381              --              41           2,627
    Interest income                                             87           1,046              45             391
    Realized/unrealized appreciation (depreciation)
       of investments                                        1,501           1,065          (2,216)         (1,307)
    Distributions to participants                               --            (348)           (483)             --
    Loans issued to participants                                --          (2,619)           (201)           (228)
    Loan principal repayments                                1,244           2,584             406           2,728
    Transfers from (to) related plans                           --              --              --              --
    Interfund transfers (net)                               49,274         156,413          64,664          62,547
    Administrative expenses                                     --              --              --              --
    Merger into Trump Taj Mahal Hotel & Casino
       Savings Plan                                        (56,045)       (168,000)        (66,620)        (72,372)
                                                      ------------    ------------    ------------    ------------
                 Decrease in net assets                         --              --              --              --
                                                      ------------    ------------    ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end
    of period                                         $         --    $         --    $         --    $         --
                                                      ============    -===========    ============    ============



                                                           Alliance
                                                           Premier        Seligman                            GAM
                                                           Growth       Communications   Davis Series    International
                                                            Fund             Fund       Financial Fund        Fund
                                                         ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of period                                   $         --    $         --   $         --      $         --
                                                          ------------    ------------   ------------      ------------

    Contributions-
       Participants                                             23,855           6,919          2,966               772
       Plan Sponsor (net of forfeitures)                         4,659           1,193            768                67
       Participant Rollovers                                        --              --             --                --
                                                          ------------    ------------   ------------      ------------
                 Total contributions                            28,514           8,112          3,734               839

    Dividend income                                                 --              --             --                --
    Interest income                                              1,438             362            174                --
    Realized/unrealized appreciation (depreciation)
       of investments                                           (2,458)         20,604         (4,998)             (387)

    Distributions to participants                                   --              --           (337)               --
    Loans issued to participants                                (1,274)         (2,156)        (2,501)               --
    Loan principal repayments                                    4,282           3,863          1,513                --
    Transfers from (to) related plans                               --              --             --                --
    Interfund transfers (net)                                  612,115         194,318         87,753             6,012
    Administrative expenses                                         --              --             --                --
    Merger into Trump Taj Mahal Hotel & Casino
       Savings Plan                                           (642,617)       (225,103)       (85,338)           (6,464)
                                                          ------------    ------------   ------------      ------------
                 Decrease in net assets                             --              --             --                --
                                                          ------------    ------------   ------------      ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end
    of period                                             $         --    $         --   $         --      $         --
                                                          ============    ============   ============      ============
                                                                                                          Merrill
                                                                                                           Lynch
                                                                            Merrill       Trump Hotels    Retirement
                                                          Pioneer Growth     Lynch         & Casino      Preservation
                                                             Shares         Eurofund     Resorts, Inc.      Trust
                                                              Fund            Fund       Common Stock        Fund
                                                           ------------    ------------  ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of period                                    $         --    $         --    $    566,473    $    313,708
                                                           ------------    ------------    ------------    ------------

    Contributions-
       Participants                                              25,939           1,497          28,799          51,639
       Plan Sponsor (net of forfeitures)                          4,662             279           5,391          13,065
       Participant Rollovers                                         --              --              --              --
                                                           ------------    ------------    ------------    ------------
                 Total contributions                             30,601           1,776          34,190          64,704

    Dividend income                                                  --              --              --          23,480
    Interest income                                                 976              44           4,744           2,785
    Realized/unrealized appreciation (depreciation)
       of investments                                           (38,559)          1,600         382,141              --
    Distributions to participants                                (1,003)             --         (39,607)        (24,088)
    Loans issued to participants                                 (4,038)             --         (11,574)        (35,043)
    Loan principal repayments                                     5,916              25          20,076          43,434
    Transfers from (to) related plans                                --              --               6             374
    Interfund transfers (net)                                   404,868          27,867           5,064         643,161
    Administrative expenses                                          --              --              --              52
    Merger into Trump Taj Mahal Hotel & Casino
       Savings Plan                                            (398,761)        (31,312)       (961,513)     (1,032,567)
                                                           ------------    ------------    ------------    ------------
                 Decrease in net assets                              --              --        (566,473)       (313,708)
                                                           ------------    ------------    ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end
    of period                                              $        --     $         --    $        --     $        --
                                                           ============    ============    ============    ============
                                                            Merrill
                                                          Lynch Ready
                                                             Assets       Participants'
                                                              Trust           Loans
                                                              Fund          Receivable       Other          Total
                                                        ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
    beginning of period                                 $  4,624,245    $  4,543,880    $    190,149    $ 42,145,334
                                                        ------------    ------------    ------------    ------------

    Contributions-
       Participants                                          306,374              --        (183,696)      2,385,949
       Plan Sponsor (net of forfeitures)                      53,541          (9,461)             --         554,685
       Participant Rollovers                                      --              --              --           2,485
                                                        ------------    ------------    ------------    ------------
                 Total contributions                         359,915          (9,461)       (183,696)      2,943,119

    Dividend income                                          134,889              --              --       1,393,033
    Interest income                                           33,823              --           1,623         253,885
    Realized/unrealized appreciation (depreciation)
       of investments                                             --              --              --       2,019,101
    Distributions to participants                           (474,623)       (159,918)          7,340      (2,240,014)
    Loans issued to participants                            (192,790)      1,498,197              --              --
    Loan principal repayments                                177,926      (1,290,240)             --              --
    Transfers from (to) related plans                         (5,960)         25,535              (4)        111,948
    Interfund transfers (net)                                 38,731              --              --              --
    Administrative expenses                                       --              --              --           2,878
    Merger into Trump Taj Mahal Hotel & Casino
       Savings Plan                                       (4,696,156)     (4,607,993)        (15,412)    (46,629,284)
                                                        ------------    ------------    ------------    ------------
                 Decrease in net assets                   (4,624,245)     (4,543,880)       (190,149)    (42,145,334)
                                                        ------------    ------------    ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end
    of period                                           $        --     $        --     $        --     $         --
                                                        ===========     ===========     ===========     ============

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1999 AND DECEMBER 31, 1998




1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES
    ----------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Trump Marina Hotel & Casino Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Castle Associates, L.P. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $43,000 for the period ended August 31, 1999.

Investments
-----------

The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by Merrill Lynch Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  PLAN DESCRIPTION
    ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on September 1, 1986. All full or part-time, non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18.

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1999 AND DECEMBER 31, 1998






The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator").

Contributions
-------------

 Participants
 ------------

Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 20% of their annual compensation, as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1999 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

 Plan Sponsor
 ------------

The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

 Participant Rollovers
 ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to August 31, 1999 or December 31, 1998.

Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1999 AND DECEMBER 31, 1998






The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

   Years of Continuous Service                              Percentage Vested
   ---------------------------                              -----------------

   Less than two years                                               0%
   Two years                                                        25%
   Three years                                                      50%
   Four years                                                       75%
   Five years or more                                              100%

Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. For the period ended August 31, 1999, $30,070 was used to reduce Plan Sponsor contributions. As of August 31, 1999 and December 31, 1998, $3,787 and $82 were available to reduce future Plan Sponsor contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

3.  INVESTMENTS
    -----------

Participants can invest their funds in twenty-six available investment vehicles as described below-

Mutual Funds
------------

Merrill Lynch Pacific Fund - An overseas fund investing in equities of
--------------------------
corporations based in the Far East and Western Pacific geographic regions. This fund provides a long-term objective of capital appreciation.

Pimco Total Return Fund - An asset allocation mutual fund.  The investment
-----------------------
objective of this fund is to seek total return consistent with the preservation of capital by investing in stocks, bonds and cash equivalents.

Merrill Lynch Federal Securities Fund - A securities fund investing in United
-------------------------------------
States Government agencies seeking a high current return.

Merrill Lynch Capital Fund - Mutual fund investing in equity securities of
--------------------------
undervalued companies with the objective of seeking the highest total investment return consistent with prudent risk.

Merrill Lynch Basic Value Fund - Mutual fund investing in equity and debt
------------------------------
securities of companies with minimum financial benchmarks. This fund's objective is to seek capital appreciation.

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1999 AND DECEMBER 31, 1998




Merrill Lynch Growth Fund - Mutual fund investing in equity securities with the
-------------------------
objective of capital appreciation.

Merrill Lynch Global Allocation Fund - Mutual fund investing in United States
------------------------------------
and foreign equity, debt and money market securities with the objective of capital appreciation.

Templeton Foreign Fund - Mutual fund investing in virtually any type of security
----------------------
in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

MFS Emerging Growth Fund - Mutual fund investing in small and medium sized
------------------------
companies with growth rates expected to be well above the growth rate of the overall economy and the rate of inflation.

Davis New York Venture Fund - Mutual fund investing primarily in equity
---------------------------
securities of United States and foreign companies with the objective of capital appreciation.

Delaware Trend Fund - Mutual fund investing in securities of financially strong
-------------------
companies with the objective of achieving a moderate return with limited risk.

Merrill Lynch Equity Index Trust Fund - Mutual fund that seeks investment
-------------------------------------
results that correspond with the price and yield performance of the Standard & Poors 500 Index.

Federated High Income Bond Fund - Mutual fund which seeks high current income;
-------------------------------
capital growth is secondary. Investments may include preferred stocks, bonds, debentures and notes.

MFS Utilities Fund - Mutual fund investing in equity and debt securities issued
------------------
by domestic and foreign utility companies. The fund's objective is capital appreciation and current income.

Massachusetts Investors Growth Fund - Mutual fund investing in common stocks or
-----------------------------------
convertible securities issued by companies exhibiting above average prospects for long-term growth. The fund's objective is long-term growth of capital and future income, rather than current income.

Massachusetts Investors Trust Fund - A growth and income mutual fund.  The
----------------------------------
investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

Merrill Lynch Healthcare Fund - Mutual fund seeking long-term capital
-----------------------------
appreciation. The fund invests in equities issued by companies producing healthcare products and services, primarily in developed markets.

Alliance Premier Growth Fund - Mutual fund investing in equity securities with
----------------------------
the objective of long-term growth of capital.

Seligman Communications Fund - Mutual fund investing in common stock issued by
----------------------------
companies that operate in the communications, information and related industries with the objective of capital appreciation.

Davis Series Financial Fund - Mutual fund investing primarily in common stocks
---------------------------
and other equity securities, concentrated in the banking and financial services industries with the objective of capital growth.

GAM International Fund - An equity mutual fund.  The investment objective is
----------------------
long-term capital appreciation primarily through investing in equity markets worldwide, excluding that of the United States.

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN                             SCHEDULE I

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE PERIOD ENDED AUGUST 31, 1999 (A)
EMPLOYER IDENTIFICATION #22-2608426, PLAN NUMBER 001

                                                                                                           (d) Selling
(a) Identity of Party Involved     (b) Description of Asset              (c) Purchase Price                    Price
------------------------------     ------------------------              ------------------                    -----
Merrill Lynch                      Pacific Fund-
                                       255 Purchases                             $    1,532,361                     N/A
                                       225 Sales                                            N/A          $    1,454,649

Merrill Lynch                      Capital Fund-
                                       295 Purchases                                  1,231,968                     N/A
                                       336 Sales                                            N/A               1,434,014

Merrill Lynch                      Basic Value Fund-
                                       348 Purchases                                  2,795,597                     N/A
                                       379 Sales                                            N/A               2,944,198

Merrill Lynch                      Growth Fund-
                                       293 Purchases                                  1,125,589                     N/A
                                       352 Sales                                            N/A               1,726,630

Merrill Lynch                      Retirement Preservation Trust Fund-
                                       206 Purchases                                  2,351,656                     N/A
                                       95  Sales                                            N/A               1,632,797

Merrill Lynch                      Ready Assets Trust Fund-
                                       441 Purchases                                  2,273,865                     N/A
                                       325 Sales                                            N/A               2,201,954

Merrill Lynch                      Loan Fund-
                                       140 Purchases                                  1,528,385                     N/A
                                       104 Sales                                            N/A               1,464,272

                                                                                             (h) Current Value
                                                                                                of Asset on       (i) Net Gain
(a) Identity of Party Involved     (b) Description of Asset              (g) Cost of Asset     Transaction Date      (Loss)
------------------------------     ------------------------              -----------------     ----------------      ------
Merrill Lynch                      Pacific Fund-
                                       255 Purchases                        $   1,532,361     $   1,532,361                N/A
                                       225 Sales                                1,428,703         1,454,649     $       25,946

Merrill Lynch                      Capital Fund-
                                       295 Purchases                            1,231,968         1,231,968                N/A
                                       336 Sales                                1,312,329         1,434,014            121,685

Merrill Lynch                      Basic Value Fund-
                                       348 Purchases                            2,795,597         2,795,597                N/A
                                       379 Sales                                2,481,498         2,944,198            462,700

Merrill Lynch                      Growth Fund-
                                       293 Purchases                            1,125,589         1,125,589                N/A
                                       352 Sales                                2,001,826         1,726,630           (275,196)

Merrill Lynch                      Retirement Preservation Trust Fund-
                                       206 Purchases                            2,351,656         2,351,656                N/A
                                       95  Sales                                1,632,797         1,632,797                  -

Merrill Lynch                      Ready Assets Trust Fund-
                                       441 Purchases                            2,273,865         2,273,865                N/A
                                       325 Sales                                2,201,954         2,201,954                  -

Merrill Lynch                      Loan Fund-
                                       140 Purchases                            1,528,385         1,528,385                N/A
                                       104 Sales                                1,464,272         1,464,272                  -

(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1999.

Note: In addition to the above purchases and sales, on August 31, 1999 all of the assets of the Plan were transferred to the Trump Taj Mahal Hotel & Casino Savings Plan as a result of the merger of the two plans.

The accompanying notes to financial statements are an integral part of this schedule.

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1999 AND DECEMBER 31, 1998




Pioneer Growth Shares Fund - Mutual fund investing in common stocks and other
--------------------------
equity securities of U.S. companies. The fund's objective is to seek capital appreciation.

Merrill Lynch Eurofund Fund - Mutual fund investing the majority of its assets
---------------------------
in European equities with the objective of capital appreciation.

Common Stock
------------

Trump Hotels & Casino Resorts, Inc. ("THCR") Common Stock - This is the common
---------------------------------------------------------
stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

Money Market Funds
------------------

Merrill Lynch Retirement Preservation Trust Fund - Fund investing in money
------------------------------------------------
market funds that seek the highest current income, consistent with liquidity and stability of principal, but investing in short-term money market instruments.

Merrill Lynch Ready Assets Trust Fund - Fund investing in money market funds.
-------------------------------------

4.  TAX STATUS
    ----------

The Plan obtained its latest determination letter on August 18, 1994, which covered all amendments through January 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5.  PLAN MERGER
    -----------

Effective August 31, 1999, the Plan was merged into the Trump Taj Mahal Hotel & Casino Savings Plan ( the "Taj Plan"). The Taj Plan was renamed the Trump Capital Accumulation Plan. The transfer of assets is not expected to adversely affect the future payment of benefits to the participants who are now members of the Plan.

While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value to his or her separate account.

6.  RELATED PARTY TRANSACTIONS
    --------------------------

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

TRUMP MARINA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1999 AND DECEMBER 31, 1998





Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of August 31, 1999 and December 31, 1998, the Plan holds Common Stock with a market value of $0 and $566,473, respectively. During the period ended August 31, 1999, Common Stock was acquired at a cost of $1,037,962; and Common Stock was sold with an original cost basis of $909,847.

The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

   Transfers to the Trump Marina Hotel & Casino Savings Plan, net                                        $ 111,948
   Transfers to the Trump Taj Mahal Hotel & Casino Savings Plan, net                                       275,106
   Transfers to the Trump Plaza Hotel & Casino Savings Plan, net                                           318,535
   Transfers out of the Trump Casino Services Savings Plan, net                                           (702,420)
   Transfers out of the Trump Indiana Savings Plan, net                                                     (3,169)
                                                                                                        ------------
         Net Related Plan Transfers                                                                      $       -
                                                                                                        ============